SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.


Date:  December 20, 2001            Mr. Gerry A. Racicot
                                    President

                          [LOGO] Eiger technology inc.

                            Eiger to Take ADH Public

TORONTO, Dec. 20 /CNW/ - Eiger Technology, Inc. (TSE: AXA, OTCBB: ETIFF), one of Canada's leading high tech companies announced today it has signed an agreement to take its subsidiary ADH Custom Metal Fabricators Inc. public, by way of a reverse acquisition with Newlook Capital Corp., a CDNX listed company (Ticker Symbol - NLK). Eiger Technology currently owns 100% of ADH through its subsidiary Vision Unlimited Equipment Inc.

The announcement made today is in keeping with Eiger's strategy to monetize its non-core technology holdings by way of outright sale or public offering. This strategy will raise additional working capital for Eiger without further dilution to shareholders and provide management a more defined focus on its technology assets.

The terms of the transaction are as follows:

In exchange for the issuance to it of 4,800,000 common shares of Newlook at a deemed price of $0.50 per common share (for a total purchase price of $2,400,000), Eiger agrees to sell to Newlook all of the issued and outstanding shares of Vision Unlimited Equipment Inc. (the "Vision Shares") and through the sale of the Vision shares, all of the issued and outstanding shares of Vision's subsidiary, ADH Custom Metal Fabricators Inc.

Closing of the Vision / ADH Agreement will see the resignations of the existing board of directors and officers of Newlook and the appointment of Mr. Gerry Racicot, Mr. Keith Attoe and Mr. John Ramsbottom to the board of directors of Newlook. These persons will also be appointed as the officers of Newlook.

ADH has recently hired Mr. John Ramsbottom as President. Mr. Ramsbottom brings 23 Years of management, manufacturing and engineering strength from Westinghouse, Emerson Electric and most recently Taylor Pipe Supports. He has held the titles of Facilities and Development Manager, Engineering Manager, and Director of Manufacturing and Engineering.

Commenting on the transaction, Mr. Ramsbottom said, "I am very pleased to have an opportunity to kick-start ADH into a serious growth mode through internal growth and acquisitions. The industry is very fragmented and we will definitely benefit by implementing a consolidating strategy in the marketplace. There are many traditional manufacturing companies that will want to become part of a larger and stronger picture in the New Year. We are logistically capable of handling growth in our Stratford facility with access to 35 acres of land and a 55,000 square foot facility which Eiger owns, that can be used for additional factory floor space."

330 Bay Street, Suite 602, Toronto, ON M5H 2S8 Phone: (416) 216-8659
Fax (416) 216-1164
--------------------------------------------------------------------------------

Closing of the Vision / ADH Agreement is conditional as follows:

1. The purchase by Eiger Technology Inc. of 880,000 of the now outstanding 1,000,000 escrow shares for $88,000;

2. The consolidation of the existing 1,000,000 common shares and the 1,000,000 escrowed common shares of Newlook on a 1 for 2 basis; and

3. Newlook's regulatory bodies and minority shareholder approval of the transaction.

A finder's fee of 240,000 post-consolidated common shares is payable by Newlook in connection with the transaction.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com

-30-

For More Information, please contact:

Roland P. Austrup, Vice President

(416) 216 - 8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.